Exhibit 99.1

Wheaton Precious Metals Announces Election of Directors and Approval of Special Matters

TSX: WPM
NYSE: WPM

VANCOUVER, May 9, 2019 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that the nominees listed below were elected as directors of Wheaton at the 2019 Annual and Special Meeting of Shareholders. Detailed results of the vote for directors of the Company held at the Annual and Special Meeting of Shareholders earlier today are shown below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
George L. Brack	278,125,184	95.82%	12,139,328	4.18%
John A. Brough	267,610,467	92.20%	22,654,045	7.80%
R. Peter Gillin	261,747,140	90.18%	28,517,372	9.82%
Chantal Gosselin	289,541,110	99.75%	723,402	0.25%
Douglas M. Holtby	270,253,706	93.11%	20,010,806	6.89%
Charles A. Jeannes	288,643,472	99.44%	1,621,040	0.56%
Eduardo Luna	260,173,733	89.63%	30,090,779	10.37%
Marilyn Schonberner	287,667,742	99.11%	2,596,770	0.89%
Randy V.J. Smallwood	286,540,065	98.72%	3,724,447	1.28%

In addition, the following special matter was approved by shareholders at the 2019 Annual and Special Meeting of Shareholders:

  the non-binding advisory resolution accepting the Company's approach to executive compensation was carried with 94.04% of the votes cast in favour of such resolution.

View original content:http://www.prnewswire.com/news-releases/wheaton-precious-metals-announces-election-of-directors-and-approval-of-special-matters-300847758.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2019/09/c2026.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 18:11e 09-MAY-19